SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Mid-term Shareholder Return Policy

1. Details of Policy

[Shareholder Return Policy from FY2023 to FY2025]

•  Shareholder return resource : 50% of adjusted annual net income (KT’s stand-alone basis)

•  Shareholder return method : Cash dividend and Treasury share buyback and termination

•  Cash dividend : Minimum FY2022 dividend per share level(even in the case of insufficient funds for shareholder return)

•  Quarterly dividends are expected to be implemented from the first quarter of 2024.

2. Additional Details Relevant to Investment Consideration

•  Shareholder return policy stated above may be subject to change depending on the business environment and market conditions.

•  Quarterly dividends will be initiating after the approval of the amendment to the Articles of Incorporation for the introduction of quarterly dividends, at the 42nd Annual General Meeting(“AGM”) of shareholders 2024.

•  KT’s adjusted annual net income(stand-alone basis) stated above will be calculated by excluding items such as non-cash items.